Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd Announces 1-for-30 Reverse Stock Split Effective April 13, 2026

Pinghu, China, April 8, 2026 (GLOBE NEWSWIRE) - Huachen AI Parking Management Technology Holding Co., Ltd. (NASDAQ: HCAI, “HCAI” or “the Company”), a China-based smart-parking and equipment-structural-parts provider, today announced that its Board of Directors has approved a share combination (the “Reverse Stock Split”) of its Class A and Class B ordinary shares at a ratio of 1-for-30. The Reverse Stock Split is expected to become effective at the open of business on April 13, 2026 (the “Effective Date”), subject to approval by the Nasdaq Stock Market LLC. The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “HCAI.” The Reverse Stock Split is intended to increase the per-share trading price of the Company’s Class A ordinary shares to assist in maintaining compliance with Nasdaq’s minimum bid price requirement.

The implementation of this Reverse Stock Split follows the authorization granted at the Company’s extraordinary general meeting of shareholders held on December 7, 2025. At that meeting, shareholders approved an ordinary resolution to consolidate Class A and Class B ordinary shares at a ratio ranging from 1-for-2 to 1-for-250, granting the Board of Directors the sole discretion to determine the final ratio and timing within one year of the meeting. On March 24, 2026, the Board officially determined the 1-for-30 ratio.

Upon the effectiveness of the Reverse Stock Split, every thirty (30) Class A ordinary shares with a par value of US$0.00000125 each will be consolidated into one (1) Class A ordinary share with a par value of US$0.0000375. Simultaneously, every thirty (30) Class B ordinary shares with a par value of US$0.00000125 each will be consolidated into one (1) Class B ordinary share with a par value of US$0.0000375.

The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares of the Company from approximately 18,897,500 shares to approximately 629,167 shares, and will reduce the number of outstanding Class B ordinary shares of the Company from approximately 16,000,000 shares to approximately 533,333 shares. Every thirty (30) outstanding Class A ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class A ordinary share. Every thirty (30) outstanding Class B ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class B ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Reverse Stock Split, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.0000375 per share and the number of authorized ordinary shares will be reduced to 2,083,333,334 ordinary shares, comprising of 1,666,666,667 Class A ordinary shares and 416,666,667 Class B ordinary shares.

To ensure a seamless transition for shareholders, any fractional shares resulting from the consolidation will be rounded up to the next whole share. The Reverse Split will affect all shareholders uniformly and will not alter any shareholder's percentage ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

Concurrently with the Reverse Stock Split, the Company amended its Memorandum of Association to proportionately reduce the number of authorized ordinary for issuance and change the par value of post-reverse stock split ordinary shares to US$0.0000375 per share.

In connection with the Reverse Stock Split, the Company’s Class A ordinary shares will begin trading under a new CUSIP number, G4645R122, starting on the Effective Date. The Company’s ticker symbol will remain “HCAI.”

About Huachen AI Parking Management Technology Holding Co., Ltd.

Huachen AI Parking Management Technology Holding Co., Ltd. is a China-based, one-stop provider of smart-parking systems and precision structural parts. Through our operating subsidiaries, we design, manufacture, install and service space-saving cubic parking garages—tailored to each client’s needs with technologies such as vertical lifting and multi-layer cycling—while also supplying custom steel components and railroad accessories to industrial customers nationwide.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the documents filed with the United States Securities and Exchange Commission (the "SEC"). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For further information about Huachen AI Parking Management Technology Holding Co., Ltd, please contact:

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li

ir@huachenai.com

Mobile: +852-95791074

SOURCE Huachen AI Parking Management Technology Holding Co., Ltd